PORTAL RESOURCES LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

NOTE TO READER

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Portal Resources Ltd. (“Portal” or the “Company”), its history, business environment, strategies, performance and risk factors from the viewpoint of management.  The information provided should be read in conjunction with the Company’s audited annual consolidated financial statements and notes for the years ended June 30, 2006 and 2005, and the Company’s unaudited interim consolidated financial statements and notes for the six months ended December 31, 2006 and 2005.  The Company’s consolidated financial statements and related notes have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and all amounts are presented in Canadian dollars unless otherwise noted.

The following comments may contain management estimates of anticipated future trends, activities or results; these are not a guarantee of future performance, since actual results could change based on other factors and variables beyond management control.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls, and to ensure that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review financial statement results, including the MD&A and to discuss other financial, operating and internal control matters.

The reader is encouraged to review Company statutory filings on www.sedar.com and to review general information, including maps on the Company’s website at www.portalresources.net.

DATE

This MD&A is prepared as of February 27, 2006.  All dollar figures stated herein are expressed in Canadian dollars unless otherwise specified.

DESCRIPTION OF BUSINESS AND OVERVIEW

Portal is a growth oriented junior natural resource company focused primarily on the exploration and development of high potential gold-silver and copper-gold projects in Argentina and Chile.  The Company is concentrating on identifying early stage mineral properties that have exceptional potential for discovery of large deposits as well as acquiring more advanced projects that with further development have good production potential.

On March 15, 2004 the Company acquired all of the outstanding shares of Portal de Oro (B.V.I.) Ltd. (“Portal (BVI)”), which through its wholly owned subsidiary El Portal de Oro S.A (“Portal S.A.”) has a 100% interest in the Arroyo Verde project, consisting of three exploration-stage mineral concessions totaling 5,378 hectares located in the Patagonia region of Argentina.  The consideration was 2,000,000 common shares of the Company at a deemed price of $0.10 per share.  All of the consideration shares are subject to a three-year value escrow agreement.

Pursuant to a Special Resolution passed by shareholders December 10, 2004, the Company changed its name from Portal de Oro Resources Ltd. to Portal Resources Ltd.

Exploration Review

ARROYO VERDE PROJECT

The Arroyo Verde project, located in the eastern Chubut province, Patagonia, Argentina, has excellent infrastructure with access from the major paved coastal highway and power and water readily available in the area.  The climate is arid with the possibility of exploring year round.  The property consists of exploration concessions totaling approximately 40,000 hectares (155 square miles).

The property lies within the eastern part of the Somun Cura Massif in which recent exploration has resulted in discovery of both the large Navidad silver-lead deposit and Calcatreu gold-silver deposit.

Gold-silver mineralization at Arroyo Verde is hosted by epithermal veins within an outcropping rhyolite dome complex approximately 1 kilometre in diameter surrounded by gravels and younger volcanics.  Detailed mapping and sampling by Portal on the Principal Vein, successfully defined a 400 metre long zone grading 10.0 g/t gold equivalent over a 2 metre width (calculated using a silver:gold ratio of 60:1 and metallurgical recoveries and net smelter returns assumed to be 100%).

Extensive induced polarization (“IP”) geophysical surveys by Portal, outlined the very large 3 kilometre wide by 4 kilometre long Refugio-Porvenir anomaly 12 kilometres south of the main rhyolite dome with a chargeability high-resistivity low signature indicative of a disseminated porphyry.  Mapping and sampling at Refugio-Porvenir defined coincident phyllic to argillic alteration haloes and geochemical anomalies in lead-barium-molybdenum and silver further indicating a large buried mineralized system.

In 2005, a Phase I 2,944 metre drill program tested the known mineralized veins and defined a strong continuous gold-silver vein along a 600 metre strike length and to a depth of 100 to 150 metres below surface on the Principal Vein, which averaged 13 grams per tonne gold equivalent over a width of 2 metres.

In 2006, a Phase II reverse circulation drill program at Arroyo Verde was initiated to test the Principal Vein 100 to 125 metres vertically below the 2005 drill intersections, as well as test the Refugio-Porvenir geophysical anomaly.

At the Principal Vein, 12 holes totaling 2,822 metres tested the vein over a strike length of 700 metres to a depth of 200 metres vertically below the surface intersecting zones of quartz veining, stockworks, hydrothermal and crackle breccias with disseminated fine grained sulphides.  In the western portion of the Principal Vein, nine drill holes have to date outlined a high-grade section along a strike length of 400 metres on surface to a vertical depth of 200 metres.  Below the 125 metre level the high grade zone narrows to 100 metres as intersected by drill hole PO-94 grading 28.05 g/t gold equivalent over 4.2 metres.  Drill hole PO-95 which is thought to have been stopped short of the Principal Vein is to be deepened with good potential to increase the width of the high grade shoot.  To the east of PO-95 the Principal Vein intersected by holes PO-96 and PO-97 consists of a wide zone of silica-sulphide rich hydrothermal breccia up to 32 metres wide with 0.5 to 3.0 metre sections of brecciated banded chalcedonic vein with multiple intersections ranging from 1.3 metres grading 4.62 g/t gold equivalent to 0.4 metres grading 2.04 g/t gold equivalent.

In addition five drill holes PO-95 to PO-97 and PO-103 to PO-104 intersected a new Hanging Wall (HW) vein south of the Principal Vein (PV) along a strike length of 150 metres with a width from 0.45 to 4.00 metres grading from 1.4 to 9.1 g/t gold and 31.1 to 316 g/t silver.  The average of this vein is 1.57 metres grading 6.81 g/t gold and 271.7 g/t silver.

In the eastern breccia zone, four drill holes, PO-98 and PO-99, PO-101 and PO-102 tested the depth extension of the eastern breccia vein area intersecting low grade values ranging from 1.2 to 3.3 g/t gold and 5.3 to 77.8 g/t silver. .

Portal is planning a follow up program to deepen holes PO-95 and PO-98 as well as drill deeper holes to the 200-250 metre level vertically below surface to test below the known high grade mineralization defined to date.

At Refugio-Porvenir area six reverse circulation holes on 375 to 1,500 metres spacing were drilled to a depth of 136 to 400 metres on the strong, three kilometre wide by five kilometre long, high chargeability Induced Polarization geophysical anomaly.  These holes intersected an upper rhyolitic ignimbrite up to 260 metres thick with widespread intense argillic quartz alteration with 5 to 15% disseminated sulphides.  In the lower rhyodacite intrusive unit green waxy sericitealteration and strong silicification predominate with disseminated pyrite and fine grey veinlets of molybdenite, sphalerite, galena and pyrite.

These holes contained long intervals of anomalous vein and disseminated zinc, lead, copper and molybdenite mineralization.  These mineralized zones are modeled as the outer argillic and phyllic alteration shells of a large porphyry system measuring 3 kilometres by 4 kilometres.   Interpretation of results is that these initial six holes defined a large, well mineralized porphyry system with coincident porphyry style alteration, a broad outer zone of strongly anomalous lead-zinc mineralization with a central zone of molybdenum-copper mineralization from 100 to 300 metres below surface,which was open to depth and south of holes PO 54.  Deepening of PO-54 by diamond drilling to a total depth of 765 metres, intersected long intervals of molybdenum mineralization (176 metres from 284 to 400 grading 0.31% molybdenite and 56.15 metres from 655 to 711.15 grading 0.034% molybdenite) in disseminations and veinlets in a quartz sericite alteration in a rhyodacite intrusive with molybdenum, magnetite, pyrite and minor sphalerite galena and chalcopyrite.

This mineralization and geological setting at El Porvenir-Refugio is similar to several large molybdenum porphyry deposits in British Columbia such as the Glacier Gulch deposit of Blue Pearl where mineralization is located at a depth of 300-400 metres below surface.

Subsequent to the second of the first quarter, Portal completed 15 kilometres of pole-dipole Induced Polarization/Resistivity survey which defined two large, discrete IP chargeability anomalies which are coincident with anomalous molybdenum and copper geochemistry in surface rock and soil sampling and argillically altered and gossanous bedrock.  In February 2007, a drill program was begun to drill two reverse circulation drill holes to test these newly defined anomalous zones.

SAN RAFAEL PROJECT

The San Rafael Project in central Mendoza province Argentina is a large district sized group of claims totaling in excess of 181,353 hectares (700 sq. miles).  Infrastructure is excellent with access via good paved and gravel roads with power and water in the area.  San Rafael, a fully serviced town of over 200,000 inhabitants is conveniently located approximately 20 kilometres northeast of the project area.  With moderate topography, elevations in the range of 2,000 metres and a predominantly dry climate with mild winters, exploration is possible throughout the year.

The project area is underlain by a sequence of volcanics and sediments, crosscut by a series of major northwest trending structures with associated copper-gold mineralization such Portal’s Anchoris project.  The area also hosts gold-silver epithermal vein style mineralization associated with altered felsic volcanic centers such as the La Cabeza gold-silver project of Exeter Resources Ltd. located just 15 kilometres to the south of the Company’s project area.

Portal’s initial assessment of the area using new generation satellite imagery processed to highlight alteration assemblages, identified over 40 altered and potentially mineralized target areas.  Portal is continuing a program of systematic geological mapping and sampling to identify priority targets for further trenching and geophysical surveys.

ANCHORIS PROJECT

The Anchoris Project, a large copper-gold porphyry system within the San Rafael group of claims is located approximately 300 kilometres south of Mendoza, the provincial capital.  San Rafael, a fully serviced town is located approximately 80 kilometres northeast of the project area.  Moderate topography with elevations in the range of 2,000 metres and predominantly dry climate and mild winters make exploration is possible throughout the year.  Infrastructure is excellent with state maintained paved and gravel roads providing easy access and power and water available in the project area.

Previous exploration using satellite imagery interpretation, structural studies, geological reconnaissance, and geophysical surveys, and limited drilling led to the partial definition of the three porphyry copper zones at La Totora, Julia-San Pedro and La Chilca-Los Buitres along a clearly defined structural trend approximately 15 kilometres in length.  An outer, widespread carbonate zone in excess of 4 kilometres in diameter contains zones of strong argillic and well developed potassic alteration with sheeted quartz veinlets that are associated with the more intense mineralization consisting of copper sulfides with associated gold.  The La Totora zone is the most intensely mineralized with well developed copper-gold mineralization both in outcrop (45 metres of 0.6% copper and 0.35 g/t gold along strike and 37.7 metres grading 1.00% copper and 0.14 g/t gold across strike) as well as in drill holes (average results of three drill holes in the potassic altered zone over 1,500 metres is 0.30% copper and 0.17 g/t gold including 16 metres of 0.47% copper and 0.5% g/t gold in AN06).

Portal’s mapping, hand trenching and sampling on the La Totora zone resulted in two trenches confirming the extension to the Totora zone 150 metres to the southeast as follows:

Trench 1

0.46% copper and 0.06 g/t gold over 10 metres

Trench 2

0.31% copper and 0.06 g/t gold over 9 metres

In March 2006, a program of detailed mapping, sampling and approximately 120 kilometres of IP surveys commenced.  This work concentrated on the three zones of porphyry style mineralization that have been defined to date.  At La Totora, the best defined and largest area to date, the geophysical surveys have been completed defining a broad, 400 to 800 metre wide moderate to strong chargeability anomaly with low resistivities along a strike length of 4,400 metres, open on strike to the east and west.  Geophysical surveys at the La Julia zone have outlined a very strong chargeability anomaly over widths of 400 to 1,000 metres along a strike of 2,000 metres, open to the southeast where geophysical IP surveys are still in progress.  Previous mapping at the La Julia zone has identified a large area of phyllic alteration with scattered showings of copper-gold porphyry mineralization exposed within an area of extensive sand cover.  At the San Pedro zone, a large IP anomaly is outlined beneath an outcropping diorite intrusive which is crosscut by sheeted copper-gold-silver stockwork veins, 4 to 10 metres in width.  At La Chilca-Buitres a broad gradient chargeability anomaly has been outlined over an area 1,000 metres by 400 to 600 metres under thin basalt volcanic cover.  Strong phyllic alteration with disseminated pyrite is exposed in canyons on the northern edge of the IP anomaly.

Starting in November 2006, Portal carried out a Phase I program of reverse circulation drilling as an initial test of three copper-gold porphyry mineralized zones, La Totora, San Pedro and La Julia defined on the basis of geophysical surveys and surface mapping and sampling along a strike length of eight kilometres.

Hole AN14 tested the La Totora Zone, a 200-400 metre wide south dipping structurally controlled copper-gold porphyry stockwork zone mapped over a strike length of 2,000 metres within an overall pole-dipole IP geophysical anomaly of 4,000 metres.  Drilled in the central portion of the La Totora Zone the hole intersected a strongly argillic altered porphyry with disseminated pyrite and chalcopyrite mineralization and quartz veinlets with pyrite and chalcopyrite over 168 metres from 196 to 364 metres and remains open to depth.

At San Pedro, drill hole AN10, which is thought to lie on the northern edge of the San Pedro Zone, intersected silicified, propylitic and argillically altered volcanics with quartz stockwork veinlets containing disseminated pyrite over 227 metres from 28-255 metres.  Drill hole AN11, 600 metres south of AN10, intersected silicified, propylitic and argillically altered volcanics with disseminated pyrite from 0-95 metres and argillically altered porphyry with disseminated pyrite and chalcopyrite and quartz veinlets with pyrite and chalcopyrite mineralization over 245 metres from 95 to 340 metres, open to depth.

Drill holes AN12 and AN13 tested the La Julia Zone which consists of a broad area of argillic and phyllic altered volcanics and intrusive rock with disseminated and stockwork pyrite and chalcopyrite mineralization over an area measuring 1,000 by 2,000 metres that is defined primarily by an extensive pole-dipole IP geophysical anomaly due to alluvial sand and unaltered rock cover.  On the southeast portion of the La Julia Zone, drill hole AN12, located 1,500 metres west of AN11, intersected a strongly silicified porphyry with disseminated and stockwork pyrite and minor chalcopyrite over 381 metres from surface to a total hole depth of 381 metres.  Drill hole AN13 located 600 metres northwest of AN12, intersected argillically altered porphyry with disseminated pyrite and chalcopyrite mineralization and quartz vein stockworks with pyrite and chalcopyrite mineralization over 340 metres from 40-380 metres and also remains open to depth.

All samples have been submitted for assay and with results pending. An environmental exploration permit application for a Phase II drill program of up to an additional 20 holes has been submitted.

Tiger Uranium Project

Subsequent to the end of the second quarter, the company announced the definition of the Tiger uranium project located approximately 30 kilometres southwest of the city of San Rafael.  The project area consists of over 26,000 hectares of mining concessions held under the two existing option agreements for the San Rafael block of concessions.  Moderate topography with elevations in the range of 2,000 metres and predominantly dry climate and mild winters make exploration possible throughout the year.  Infrastructure is excellent with state maintained paved and gravel roads providing easy access and power and water available in the project area.

At the Sierra Pintada Project, Portal claims cover the immediate western, southern and eastern extensions of uranium mineralization at the Sierra Pintada mine owned by CNEA ( Comision Nacional de Energia Atomica – Argentian Government).  Uranium mineralization, at the Sierra Pintada Mine of CNEA. is contained sandstones of the Yacimento Los Reyunos formation, of lower to middle Permian age and mineralization is localized on the western limb of a broad anticline.  The uranium mineralization consists of uraninite, coffinate and brannerite associated with 5-20 metre thick lens within of coarse grained fluvial channels.  The Sierra Pintada open pit mine produced 5 million pounds of U3O8 from 1974-1986 and has stated resources of 20 million pounds U3O8 (CNEA Report January 2006).  (Note that this is a historical report calculation and not compliant with NI-43-101 standards)

La Pampa Uranium Project

Subsequent to the end of the second quarter, the company announced the definition of the La Pampa uranium project located in central Chubut province Patagonia, Argentina.  The project consists of over 56,000 hectares in nine mining concessions, which are being acquired by the company directly through staking.  The area with subdued topography and good road access is amenable to year round exploration.

On a district scale, the area is underlain by sedimentary rocks of the Chubut Group, which forms a Cretaceous age basin with uranium mineralization occurring preferentially within the Los Adobes Formation, a fluvial sandstone unit from 90 to 150 metres thick.  Uranium mineralization was discovered in the early 1970’s through follow up of government airborne radiomentric surveys.  Two small deposits, Los Adobes and Cerro Condor were discovered and mined in the 1970’s.  The largest deposit in the district, the Cerro Solo deposit, is owned by CNEA who completed a prefeasibility study on the deposit estimated to contain 4,600 tons of uranium at a grade of 0.3 % U with a molybdenum content of 1,500 tons at a grade of 0.2 % molybdenum CNEA Report 1997). (Note that this is historical resource calculation and not compliant with NI 43-101 standards).

During the six months ended December 31, 2006, the Company spent and capitalized a total of $1,802,740 (2005 - $321,549).  This amount includes $170,992 accrued at December 31, 2006, which the Company intends to pay during the third quarter for property tax payments in Argentina on the San Rafael property.  The Company has decided to remit these payments prior to receiving formal notification from local authorities.  The Company’s mineral properties are all located in Argentina.  A breakdown of carrying values by property and significant expenditure category is as follows:

	Arroyo Verde	San Rafael	Project Investigation	La Pampa Uranium	Tiger Uranium	Total
Total as at June 30, 2004	$447,680	$81,002	$47,351	$ -	$ -	$576,033

Land acquisition & holding costs	48,083	120,421	1,739	-	-	170,243
Environmental	-	11,830	-	-	-	11,830
Geology	307,124	64,159	14,434	-	-	385,717
Geophysics	175,255	-	-	-	-	175,255
Surface geochemistry	24,649	4,319	101	-	-	29,069
Drilling	196,036	-	-	-	-	196,036
Total expenditures	751,147	200,729	16,274	-	-	968,150
Total as at June 30, 2005	1,198,827	281,731	63,625	-	-	1,544,183

Land acquisition & holding costs	53,953	80,450	1,200	-	-	135,603
Environmental	-	1,979	-	-	-	1,979
Geology	229,646	94,558	15,305	-	-	339,509
Geophysics	-	97,612	-	-	-	97,612
Surface geochemistry	59,423	23,687	-	-	-	83,110
Drilling	480,976	-	-	-	-	480,976
Total expenditures	823,998	298,286	16,505	-	-	1,138,789
Property write-offs	-		(80,130)	-	-	(80,130)
Total as at June 30, 2006	2,022,825	580,017	-	-	-	2,602,842

Land acquisition & holding costs	67,688	205,477	-	187	1,131	274,483
Environmental	585	1,869	-	-	-	2,454
Geology	198,116	175,122	-	35,852	37,359	446,449
Geophysics	33,684	63,545	-	-	-	97,229
Surface geochemistry	30,823	2,493	-	513	1,712	35,541
Drilling	670,901	275,683	-	-	-	946,584
Total expenditures	1,001,797	724,189	-	36,552	40,202	1,802,740
Total as at December 31, 2006	$3,024,622	$1,304,206	$ -	$ 36,552	$40,202	$4,405,582

The gross expenditures broken down by category are as follows:

	Three months ended		Six months ended
	December 31,		December 31,
	2006	2005	2006	2005

Land holding costs	$259,474	$61,791	$274,483	$ 63,503
Environmental	496	-	2,454	-
Geology	277,725	34,229	446,449	129,493
Surface geochemistry	2,794	7,631	35,541	36,158
Geophysics	33,643	-	97,229	-
Drilling	579,236	6,120	946,584	92,395
Total expenditures	$1,153,368	$109,771	$1,802,740	$321,549

SUMMARY OF QUARTERLY RESULTS

	Three Months Ended
	December 31 2006	September 30 2006	June 30 2006	March 31 2006
	$	$	$	$

Interest Income	32,712	38,448	24,080	7,617
General & Administration (excluding property write-offs)	506,183	354,144	420,681	184,358
Property write-offs	Nil	Nil	80,130	Nil
Net loss	473,471	315,696	476,731	176,741
Net loss per share	0.02	0.02	0.03	0.01

	Three Months Ended
	December 31 2005	September 30 2005	June 30 2005	March 31 2005
	$	$	$	$

Interest Income	503	923	1,397	819
General & Administration (excluding property write-offs)	231,066	211,645	282,031	134,419
Property write-offs	Nil	Nil	Nil	Nil
Net loss	230,563	210,722	280,634	133,600
Net loss per share	0.02	0.02	0.03	0.01

RESULTS OF OPERATIONS FOR THE THREE MONTHS AND SIX MONTHS ENDED DECEMBER 31, 2006 AND 2005

Results of Operations for the three months ended December 31, 2006 and 2005

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the six months ended December 31, 2006 and 2005.

Loss for the period

For the three months ended December 31, 2006 the Company incurred a net loss of $473,471 ($0.02 per share) compared to a net loss of $230,563 ($0.02 per share) for the three months ended December 31, 2005. The increase in the net loss for the period from 2005 to 2006 of $242,908 is primarily due to the increase of $112,528 in the write-off of IVA and the increase in investor relations activities of $50,429.

Expenses

General and administrative costs were $506,183 for the three months ended December 31, 2006, an increase of $275,117 as compared to $231,066 for the same period in the prior year.  The five largest expense items for this fiscal period, which account for 76% of total general and administrative expenditures, were salaries and benefits of $42,323 (2005 - $59,157), investor relations of $125,353 (2005 - $74,924), a write-off of IVA of $114,077 (2005 - $1,549), stock-based compensation of $72,010 (2005 – 30,870) and office and miscellaneous expenses of $32,868 (2005 – $12,477).  The increase in the Company’s interest income during the three months ended December 31, 2006 as compared to the same period in the prior year was a result of the increased cash balance due to private placements.

Total assets

The total assets of the Company increase by $141,751 from $7,310,193 at September 30, 2006 to $7,451,947 at December 31, 2006.  The main component of the increase in deferred property and exploration costs of $1,153,368 and a decrease in cash and cash equivalents of $1,004,868.

Results of Operations for the six months ended December 31, 2006 and 2005

This review of the Results of Operations should be read in conjunction with the unaudited Consolidated Financial Statements of the Company for the six months ended December 31, 2006 and 2005.

Loss for the period

For the six months ended December 31, 2006 the Company incurred a net loss of $789,167 ($0.04 per share) compared to a net loss of $441,285 ($0.04 per share) for the six months ended December 31, 2005.  The increase in the net loss for the period from 2005 to 2006 of $347,882 is primarily due to increase of $178,927 in the write-off of IVA and the increase in investor relations activities of $96,185.

Expenses

General and administrative costs were $860,327 for the six months ended December 31, 2006, an increase of $417,616 as compared to $442,711 for the same period in the prior year.  The five largest expense items for this fiscal period, which account for 75% of total general and administrative expenditures, were salaries and benefits of $84,647 (2005 - $104,369), investor relations of $205,777 (2005 - $109,592), a write-off of IVA of $209,968 (2005 - $31,041), stock-based compensation of $89,466 (2005 – $77,108) and office and miscellaneous expenses of $53,422 (2005 – $27,495).  The increase in the Company’s interest income during the six months ended December 31, 2006 as compared to the same period in the prior year was a result of the increased cash balance due to private placements.

Total assets

The total assets of the Company decreased by $274,516 from $7,726,463 at June 30, 2006 to $7,451,947 at December 31, 2006.  The main component of the decrease in total assets are the decrease in cash and cash equivalents of $2,091,030 and the increase by $1,802,740 of deferred property and exploration costs.

SELECTED ANNUAL INFORMATION

For the years ended June 30th

	2006	2005	2004

Income	$33,123	$ 3,391	$3,422
Net income (loss)	$(1,094,757)	$(735,538)	$(225,304)
Basic and diluted EPS	$(0.08)	$ (0.08)	$ (0.05)
Total assets	$7,726,463	$2,347,202	$1,203,669
Total long-term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

LIQUIDITY AND CAPITAL RESOURCES

The Company had cash on hand of $2,874,198 and working capital of $2,181,396 as of December 31, 2006 (June 30, 2006: $4,965,228 and $4,700,770 respectively).  The decrease in cash and working capital is primarily due to expenditures on mineral properties of $1,165,877, the funding of cash operating activities of $676,013 and an increase in accounts payable of $419,466.

The Company has sufficient cash to meet its on-going obligations as they become due and for budgeted exploration activities for the next twelve months.

The Company’s authorized capital consists of 100,000,000 common shares without par value and 100,000,000 preferred shares, issuable in series.  As at December 31, 2006, the Company’s Share Capital was $9,177,625 representing 20,888,039 common shares (June 30, 2006 - $9,177,125 representing 20,888,039 common shares).

As at December 31, 2006, Contributed Surplus totaled $389,939 (June 30, 2006 - $300,473).  During the six months ended December 31, 2006 the Company recognized $89,466 in stock-based compensation expense for share purchase options that vested during the period.

At December 31, 2006 the Company had 2,521,100 (June 30, 2006 – 1,219,700) outstanding stock options, which, if exercised, would increase the Company’s available cash by $1,327,078.  In addition, the Company had 4,769,112 (June 30, 2006 – 4,769,112) outstanding share purchase warrants, which, if exercised would increase the Company’s available cash by $4,244,510.  Subsequent to December 31, 2006, 759,000 share purchase warrants were exercised at $0.75 for gross proceeds of $569,250 and 2,692,612 warrants with an exercise price of $0.75 expired on February 3, 2007.

The Company relies on equity financings to fund its exploration activities and corporate overhead expenses.  There is no guarantee that the Company will be able to secure additional financing in the future at terms that are favourable.  To date, the Company has not used debt or other means of financing to further its exploration programs, and the Company has no plans to use debt financing at the present time.

TRANSACTIONS WITH RELATED PARTIES

During the six months ended December 31, 2006 the Company paid or accrued to pay another public company related by certain common directors $75,345 (2005 - $35,110) for the shared rent of office space and services and expenses reimbursements and as at December 31, 2006 owes this company an aggregate of $2,228 (June 30, 2006 - $Nil).

During the six months ended December 31, 2006 the Company paid or accrued to pay a private company with a director in common with the Company an aggregate of $795l (2006 - $1,766) for fees and expense reimbursements and as at December 31, 2006 owes this company an aggregate of $265l (June 30, 2006 - $Nil).

As at December 31, 2006 the Company owes certain directors an aggregate of $2,726 (June 30, 2006 - $Nil) for expense reimbursements.

ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR at www.sedar.com.

Outstanding Share Data

As at February 27, 2006 the Company had the following items issued and outstanding:

•

21,647,039 common shares, of which 553,500 are held in escrow

•

2,521,100 common stock options with a weighted average exercise price of $0.53 expiring at various dates until December 5, 2011.

•

1,317,500 common share purchase warrants with an exercise price of $1.25 expiring on May 29, 2007.

Investor Relations

On March 22, 2006, the Company entered into an agreement, effective March 31, 2006, with Accent Marketing Limited for investor relations and marketing services.  Under the terms of the agreement, Accent Marketing Limited will receive a fee of 5,000 Euros per month for a six month term, renewable on a monthly basis thereafter, and 100,000 share purchase options of the Company.  On March 22, 2006, the Company issued the 100,000 share purchase options at an exercise price of $0.85 for a term of 2 years that vest in equal amounts every three months for 1 year.

On February 1, 2007, the Company entered into an agreement, effective February 1, 2007, with Value Relations GmbH investor relations and marketing services.  Under the terms of the agreement, Value Relations GmbH will receive a fee of 1,500 Euros per month for a six month term.

Commitments and Contingencies

On June 18, 2004, the Company signed an option to acquire a 100% interest in a series of mining rights in Mendoza province of Argentina.  Under the terms of the agreements the Company is obligated to make three initial annual payments of $15,000.  The first three payments have been made as at December 31, 2006.

Financial instruments

The Company’s financial instruments consist of current assets and current liabilities.  The fair value of these instruments approximate their carrying values due to their short-term nature.  Financial risk is the risk arising from fluctuations in foreign currency exchange rates.  The Company does not use derivative or hedging instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

RISK FACTORS

The Company’s financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of developing its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself.  The market price of minerals and/or metals is volatile and cannot be controlled.  There is no assurance that the Company’s mineral exploration and development activities will be successful.  The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The development of mineral resources in Argentina are subject to a comprehensive review, approval and permitting process that involves various federal and regional agencies.  There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company’s claims can be obtained in a timely or cost effective manner.

All of the Company’s short to medium term operating and cash flow must be derived from external financing.  Actual funding may vary from what is planned due to a number of factors including the progress of exploration and development on its current properties.  Should changes in equity market conditions prevent the Company from obtaining additional external financing, the Company will need to review its exploration property holdings to prioritise project expenditures based on funding availability.

The Company competes with larger and better financed companies for exploration personnel, contractors and equipment.  Increased exploration activity has increased the demand for equipment and services.  There can be no assurance that the Company can obtain required equipment and services in a timely or cost effective manner.

The Company’s operations in Argentina and financing activities in Canada make it subject to foreign currency fluctuations and such fluctuations may materially affect it financial position and results.

OUTLOOK

The Company has planned exploration activities for its Arroyo Verde and San Rafael (including Anchoris) projects, which will assist in determining the value of these projects.  At the Arroyo Verde property, a drill program was begun in February to drill two reverse circulation holes to test newly defined anomalous zones at Refugio-Porvenir. A follow drill program is planned on the Principal Vein to deepen holes PO-95 and PO-98 as ell as drill deeper holes to the 200 – 250 metre level vertically below surface to test below the known high grade mineralization defined to date.

At the San Rafael project the Company plans to continue the ongoing program of systematic geological mapping and sampling that it initiated in early 2005 to identify priority targets.  At the Anchoris property, within the San Rafael project, samples have been submitted for assay with results pending from the Phase I reverse circulation drill program that was begun in November, 2006 and an environmental exploration permit application for a Phase II drill program of up to an additional 20 holes has been submitted.

FORWARD LOOKING STATEMENTS

Certain information set forth in this report contains forward-looking statements.  By their nature, forward-looking statements are subject to numerous risks and uncertainties including: the results of current operation and exploration activities; market reaction to future operation and exploration activities; significant changes in metal prices; currency fluctuations; general market and industry conditions; and other factors detailed in the Company’s public filings. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  Portal Resources Ltd.’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements, and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Portal Resources Ltd. will derive therefrom.  Portal Resources Ltd. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

Derivative Instruments

In April 2005, the Accounting Standards Board issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  The Company is currently reviewing the impact of these new standards.  These standards are as follows:

(i)

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, whether fair value or cost-based measures are used and specifies how financial instrument gains and losses are to be presented.

(ii)

Comprehensive Income, Section 1530

This standard introduces new rules for reporting and display of comprehensive income. Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investment by owners and distributions to owners. These items include holding gains and losses on certain investments, gain and losses on certain derivative instruments and foreign currency gains and losses related to self –sustaining foreign operations (cumulative translation adjustment).

(iii)

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes. It builds on the existing Accounting Guideline AcG-13, Hedging Relationships, and Section 1650 Foreign Currency Translation, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.